Kazia Therapeutics Limited

Level 24, Three International Towers

300 Barangaroo Avenue

Sydney, NSW 2000, Australia

September 7, 2021

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 USA

Attention: Michael Davis

Re:	Kazia Therapeutics Ltd

Registration Statement on Form F-3

Filed: September 1, 2021

File No. 333-259224

Dear Mr. Davis:

Pursuant to Rule 461 under the Securities Act of 1933, Kazia Therapeutics Ltd (the “Company”) hereby requests acceleration of its Registration Statement on Form F-3 (File No. 333-259224) so that it will become effective on September 8, 2021, at 4:00 p.m. or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Kate Hill

Kate Hill

Company Secretary

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